Exhibit 3

STARLIGHT ACQUISITION CORP.

August 18, 2023

BY EMAIL

NightHawk Biosciences, Inc. (“NightHawk”)

627 Davis Drive

Morrisville, NC 27560

Attention: Special Committee of Board of Directors

Re:Preliminary Non-Binding Offer Letter

Dear Special Committee of the Board of Directors:

This preliminary non-binding offer letter (the “Letter”) summarizes the proposed acquisition (the “Transaction”) by Starlight Acquisition Corp. (“Starlight”) of the equity interests of NightHawk Biosciences, Inc.’s subsidiary Elusys Therapeutics, Inc. (“Elusys” or the “Company”), all intellectual property related to the anthrax antitoxin known as ANTHIM®, and certain related research and development rights and assets (such assets, which for the avoidance of doubt shall include the equity interests of Elusys, are referred to as the “Business”).

1.Proposed Transaction. The Transaction would be structured as the purchase by Starlight (or its wholly-owned subsidiary) of substantially all of the assets of the Company, including the equity interests of Elusys, and the assumption of all of the liabilities and contractual obligations of the Company that constitute the Business, pursuant to the terms of a definitive asset purchase agreement (the “Purchase Agreement”). The Transaction will be structured to include (i) all equity interest in Elusys and the on-going operation of the Business, including, but not limited to, all new contracts and contractual obligations entered into by Elusys from the time that this Letter is executed until the closing of the acquisition, (ii) all intellectual property related to early-stage biodefense and research assets currently being developed by NightHawk, (iii) all of NightHawk’s rights, interest and obligations in the development of a potential manufacturing facility in Kansas, (iv) select NightHawk/Elusys employees who are responsible for the development of ANTHIM®, and (v) the rights to the NightHawk Biosciences name.
2.Consideration. Starlight anticipates that the consideration payable for the Business would consist of (i) the assumption of all of the liabilities and contractual obligations of the Business, which are currently estimated to be approximately $40 million, (ii) the assumption of all operating costs of Elusys, including personnel, consultant, regulatory, research and development costs, and (iii) 10% of the profits derived from the sale of ANTHIM® during the five year period following the closing of the transaction, which shall be subject to a minimum payment of $5 million. The Business would be delivered with an amount of capital that is sufficient to fund the current liabilities and expenses of the Business incurred pre-closing and through a 30-day transition period. Starlight anticipates agreement upon the transition working capital amount in connection with its due diligence review (the “Transition Capital Amount”).
3.Starlight. Our current expectation is that Starlight would seek to provide offers of employment following the closing to those specific employees that are fully dedicated to the operation of the Business.
4.Due Diligence Requirements; Purchase Agreement. Starlight and its representatives can promptly complete a customary due diligence review of the Company. As soon as practicable, Starlight and the Company would commence negotiation of the Purchase Agreement. The Purchase Agreement will contain customary representations and warranties with respect to the Business and pre-closing and post-closing covenants of both parties that are appropriate for a transaction of this type, including operating the Business in the ordinary course in the period between signing and the closing. The closing of the Transaction is subject to the completion of Starlight’s due diligence review and the negotiation and execution of the Purchase Agreement.

5.Authorizations/Approvals. Starlight will use its commercially reasonable efforts to complete due diligence, execute the Purchase Agreement and close the Transaction as soon as practicable. The Transaction would be conditioned upon the receipt of any necessary regulatory and stock exchange approvals. It is not anticipated that there would be any other material conditions that would impact Starlight’s ability to consummate the proposed Transaction.
6.Confidentiality; Non-Disclosure. The parties agree that all negotiations relating to this Letter shall be kept confidential by the parties and their respective representatives and not disclosed to any other person or entity without the written prior consent of the other party. Notwithstanding anything contained herein to the contrary, either party may make any disclosure, announcement, or release that may be required by law, including, without limitation, filings with the Securities and Exchange Commission.
7.Fees & Expenses. Each party will bear its own fees and expenses in connection with this Letter and the proposed Transaction. Neither Starlight nor any of its affiliates assumes any liability for the fees and expenses incurred by the Company or its directors, officers, managers, employees, agents or representatives in connection the proposed Transaction, including attorneys’ fees, accounting firm fees and tax preparation fees.
8.Expression of Intention; No Third-Party Beneficiaries. It is understood that this Letter sets forth the understandings to date of the parties concerning the proposed purchase by Starlight of the Business. This Letter is for the benefit of Starlight and the Company and there are no third-party beneficiaries of this Letter.
9.Exclusivity. In order to induce Starlight to commit the resources and incur the legal and other expenses necessary to conduct due diligence and negotiate a purchase agreement, NightHawk hereby agrees that from the date hereof until 5 p.m. New York time on September 18, 2023, (i) Starlight shall have the sole and exclusive right to negotiate with NightHawk with respect to the Transaction, and (ii) neither NightHawk nor any of its officers, directors, affiliates, employees, or representatives shall directly or indirectly initiate, solicit, invite or facilitate any inquiry, proposal or offer concerning the sale of any of the assets or equity interests of the Business or engage or participate in or encourage any negotiations, communications or discussions concerning any transaction other than the Transaction.
10.Binding Effect. Except as provided in this paragraph and in paragraphs 6, 7, 8 and 9, this Letter is not, and Starlight does not intend for it to be construed as, a binding agreement with respect to a Transaction. This Letter does not create any legal obligations or liabilities except as provided in this paragraph and paragraphs 6, 7, 8 and 9.

Should you have any questions regarding the contents of this Letter, please contact me.

Sincerely,

STARLIGHT ACQUISITION CORP.

By:
Name: Title:

ACCEPTED AND AGREED TO

AS OF AUGUST , 2023:

NightHawk Biosciences, Inc.

By:
Name: Title: